EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

National Penn Bancshares, Inc. Participants and Administrative Committee
National Penn Bancshares, Inc. Capital Accumulation Plan:

We consent to the incorporation by reference in the registration statements (No. 333-192187 & 333-158890) on Forms S-8 of National Penn Bancshares, Inc. of our report dated June 23, 2015, with respect to the statements of net assets available for benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the supplemental schedule Schedule H, line 4i - Schedule of Assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the National Penn Bancshares, Inc. Capital Accumulation Plan.

/s/ KPMG LLP
Philadelphia, Pennsylvania
June 23, 2015